   As filed with the Securities and Exchange Commission on October 24, 1997

                      SECURITIES AND EXCHANGE COMMISSION

                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           GOTHIC ENERGY CORPORATION
            (Exact Name of Registrant as specified in its Charter)

           OKLAHOMA                                      22-2663839
(State or other jurisdiction of             (IRS Employer Identification Number)
 incorporation or organization)

          5727 SOUTH LEWIS AVENUE, SUITE 700, TULSA, OKLAHOMA  74105
                                (918) 749-5666
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                          MICHAEL K. PAULK, PRESIDENT
          5727 SOUTH LEWIS AVENUE, SUITE 700, TULSA, OKLAHOMA  74105
                                (918) 749-5666
(Name, address, including zip code, and telephone number, including area code, of Agent for service)

                                With a Copy to:
                          WILLIAM S. CLARKE, ESQUIRE
      457 NORTH HARRISON STREET, SUITE 103, PRINCETON, NEW JERSEY  08540
                                (609) 921-3663

         Approximate date of commencement of proposed sale to public:
    FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------
  Title of Each Class of                   Proposed Maximum  Proposed Maximum
     Securities to be        Amount to be   Offering Price      Aggregate         Amount of
        Registered            Registered    Per Unit /(1)/    Offering Price   Registration Fee
-----------------------------------------------------------------------------------------------
Common Stock                    1,400,000             $3.00        $4,200,000         $1,273.00
   Purchase Warrants
-----------------------------------------------------------------------------------------------
Common Stock,                   1,400,000             /(2)/             /(2)/             /(2)/
   $.01 par value /(2)/
-----------------------------------------------------------------------------------------------
                                                                      TOTAL           $1,273.00
-----------------------------------------------------------------------------------------------

_______________________________

(1) The Registration Fee has been calculated pursuant to Rule 457(g) based on the exercise price of the warrants of $3 per share.
(2)  Shares of Common Stock issuable on exercise of Common Stock Purchase
     Warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                 Subject to Completion, dated October 24, 1997

PROSPECTUS

                           GOTHIC ENERGY CORPORATION

     This Prospectus relates to the resale by the holders thereof of up to 1,400,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 1,400,000 common stock purchase warrants (the "Warrants"), of Gothic Energy Corporation, an Oklahoma corporation (the "Company"). This Prospectus also relates to the acquisition of up to 1,400,000 shares of Common Stock issuable on exercise of the Warrants provided the holders of such Warrants purchased their Warrants in a transaction to which this Prospectus relates. This Prospectus does not relate to the acquisition of shares of Stock on exercise of the Warrants by persons who purchased their Warrants in a transaction or transactions to which this Prospectus did not or does not relate. The 1,400,000 shares of Common Stock are issuable on exercise of the Warrants at a price of $3.00 per share, payable in cash or by surrender of Warrant Shares having a current market value equal to the exercise price. Such Warrants expire on September 1, 2004. Herein, the Common Stock and Warrants are collectively referred to as the "Securities." The Common Stock is traded on the Nasdaq SmallCap Market with a trading symbol of "GOTH." On October _____, 1997, the last sale price of the Common Stock as reported on the Nasdaq SmallCap Market was $__________. See "Price Range of Common Stock and Dividend Policy." The shares of Common Stock and Warrants may be offered (the "Offering") for sale by certain persons who are securityholders of the Company or by pledgees (the "Selling Securityholders") who were issued such shares in a transaction not involving a public offering. The Securities are being registered under the Securities Act of 1933, as amended (the "Securities Act") on behalf of the Selling Securityholders pursuant to the terms of a Registration Rights Agreement dated as of September 9, 1997 (the "Registration Rights Agreement") in order to permit the public sale or other distribution of the Securities.

     The shares of Common Stock and Warrants may be sold or distributed from time to time by or for the account of the Selling Securityholders through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time of sale or at prices otherwise negotiated. This Prospectus may also be used, with the Company's consent, by donees of the Selling Securityholders, or by other persons acquiring shares and who wish to offer and sell such Securities requiring or making desirable its use. The Company will receive no portion of the proceeds from the sale of the securities offered hereby and will bear certain expenses incident to their registration. See "Selling Securityholders" and "Plan of Distribution."

     INVESTORS SHOULD CAREFULLY CONSIDER CERTAIN RISKS AND OTHER CONSIDERATIONS RELATING TO THE SECURITIES OF THE COMPANY. SEE "RISK FACTORS" STARTING ON PAGE 12 OF THIS PROSPECTUS.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Warrants were sold together with $100,000,000 principal amount of the Company's 12 1/4% senior notes due 2004 (the "Notes") (herein the sale of the Warrants and Notes is referred to as the "Offering") by the Company on September 9, 1997 in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in
Section 4(2) of the Securities Act. The Company sold $100,000,000 principal amount of Notes and 1,400,000 Warrants in 100,000 units (the "Units") of securities, each Unit consisting of $1,000 principal amount of outstanding Notes and 14 Warrants to purchase one share (the "Warrant Shares") of Common Stock at a price of $3.00 per Share to persons (the "Initial Purchasers") who resold the securities to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act. The Notes and Warrants will not be separately transferrable until the earlier of (i) the effectiveness of a registration statement filed on October 14, 1997 under the Securities Act whereby the Company intends to offer to exchange for the Notes new notes with substantially identical terms registered under the Securities Act and (ii) March 8, 1998 (herein referred to as the "Separation Date").



                              OCTOBER _____, 1997

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SECURITYHOLDERS. NEITHER THE DELIVERY OF THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, Northwest, Washington, DC 20549; and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, Northwest, Washington, DC 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission and the address of that Web site is http://www.sec.gov. The Common Stock is traded on the Nasdaq SmallCap Market ("Nasdaq"). Information filed by the Company with Nasdaq may be inspected at the offices of Nasdaq at 1735 "K" Street, Northwest, Washington, DC 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended ("Securities Act") with respect to the securities offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices of the Commission and at the offices of Nasdaq referred to above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, including financial statements, filed by the Company with the Commission are hereby incorporated by reference in this
Prospectus:

     (a) The Annual Report of the Company on Form 10-KSB for the fiscal year ended December 31, 1996, including amendment number 1 thereto filed on April 30, 1997 and amendment number 2 thereto filed on June 6, 1997;

     (b) The Quarterly Reports of the Company on Form 10-QSB for the quarters ended March 31, 1997 and June 30, 1997;

     (c) The Current Reports of the Company on Form 8-K dated May 16, 1996, Form 8-K/A filed July 30, 1996, Form 8-K dated December 27, 1996, Form 8-K dated February 18, 1997, Form 8-K/A filed June 6, 1997, Form 8-K dated April 16, 1997, Form 8-K dated June 30, 1997, Form 8-K dated September 9, 1997 and Form 8-K/A filed on October 3, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offerings to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded by this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge copies of all documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents) to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered on the written or oral request of such person to:

                          Michael K. Paulk, President
                           Gothic Energy Corporation
                      5727 South Lewis Avenue - Suite 700
                            Tulsa, Oklahoma  74105

                               TABLE OF CONTENTS


Available Information.....................................................   4

Incorporation of Certain Information by Reference.........................   5

Table of Contents.........................................................   6

The Company...............................................................   7

Risk Factors..............................................................  12

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the
     Private Securities Litigation Reform Act of 1995.....................  18

Capitalization............................................................  19

Price Range of Common Sock; Dividends Policy..............................  20

Use of Proceeds...........................................................  21

Description of Amended Credit Facility....................................  21

Selling Securityholders...................................................  23

Plan of Distribution......................................................  24

Description of Capital Stock..............................................  25

Legal Matters.............................................................  30

Independent Public Accountants............................................  31

Glossary..................................................................  32

                                  THE COMPANY

     Gothic Energy Corporation (the "Company") is an independent energy company primarily engaged in the acquisition, development, exploitation, exploration and production of oil and natural gas. In July 1994, certain members of the Company's current management, including the Company's Chairman and Chief Executive Officer, sold American Natural Energy Corporation (a publicly traded exploration and production company) and assumed operating control of the Company in November 1994. Thereafter, the new management team commenced oil and gas operations by implementing a business strategy emphasizing acquisitions of long-lived, proved producing properties with significant development and exploitation potential. As a result of this strategy, the Company has grown primarily through 13 acquisitions of producing properties for $97.9 million (including the HS Acquisition completed on September 9, 1997). The Company has grown from no oil and gas operations or reserves as of December 31, 1994 to having, on a pro forma basis, proved reserves of 139.4 Bcf of natural gas and 4,021 Mbbls of oil (163.5 Bcfe) with a PV-10 (as defined in the Glossary) of approximately $117.1 million as of June 30, 1997 on a pro forma basis. The Company is also engaged in natural gas gathering and transportation through its interest in a gas gathering system located in one of its core natural gas fields.

     The Company's oil and gas reserves and acreage are principally located in the Anadarko and Delaware/Permian basins, which are historically prolific basins with multiple producing horizons and long-lived reserves. These basins generally provide significant development and exploitation potential through low-risk infill drilling and the implementation of new workover, drilling and recompletion technologies. While continuing to pursue attractive acquisition opportunities, the Company has increased its focus on implementing a comprehensive development and exploitation program designed to increase oil and gas production, cash flow and net asset value by enhancing proved producing reserves and converting proved undeveloped reserves to proved producing reserves. The Company has identified over 130 development and exploitation projects within its properties. To date, the Company has not engaged in any material exploration activities but may devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities.

     On a pro forma basis at June 30, 1997, the Company held an interest in approximately 294,000 gross acres (approximately 146,000 net acres) and had an interest in 1,026 wells (398 net wells). The Company serves as operator of 452 of the wells in which it has an interest. These operated wells account for approximately 69% of the PV-10 value of the Company's pro forma proved reserves as of June 30, 1997. The Company had estimated proved reserves of 163.5 Bcfe with a PV-10 of $117.1 million on a pro forma basis as of June 30, 1997. These reserves, of which 68% were classified as proved developed, had an estimated average reserve life of approximately 12 years and 85% were natural gas. In 1996, on a pro forma basis, the Company had revenues of $30.2 million and EBITDA (as defined in the Glossary) of $16.7 million. The Company, on a pro forma basis, had revenues of $14.5 million and EBITDA of $7.4 million for the six months ended June 30, 1997.

     Certain terms relating to the oil and gas business and other matters are defined in the "Glossary."


                               BUSINESS STRATEGY

     The Company's objective is to increase its reserves, production, cash flow and net asset value through a balanced growth strategy that includes (i) acquiring strategic oil and gas properties in a disciplined manner, (ii) developing and exploiting its properties and (iii) maintaining a low operating cost structure.

             .    Strategic Acquisitions. The Company has a successful track record of increasing its reserves through acquisitions having added
        184.9 Bcfe from 13 acquisitions, including the HS Acquisition, at a total acquisition cost of $97.9 million, or $0.53 per Mcfe. The Company utilizes a disciplined acquisition strategy, focusing its acquisition efforts on producing properties within strategic geographic basins or areas with (i) relatively long-lived production, (ii) quantifiable development and exploitation potential, (iii) historically low operating expenses or the potential to reduce operating expenses, (iv) close proximity to the Company's existing production or in areas where the Company has the ability to develop operating economies of scale and (v) geological, geophysical and other technical and operating characteristics with which management of the Company has expertise. The Company applies strict economic and reserve risk criteria in evaluating acquisitions of oil and gas properties and companies.

             .    Development, Exploitation and Exploration. The Company seeks to maximize the value of its oil and gas properties through development drilling, workovers, recompletions, reductions in operating costs and enhanced operating efficiencies. The Company has identified over 130 development and exploitation projects within its properties, of which 82 have been assigned proved undeveloped reserves. The Company's 1997 and 1998 development drilling program includes plans to drill 52 wells after June 30, 1997, all of which are infill development wells on proved undeveloped locations. The Company expects to expend approximately $17.6 million on these wells. The Company also continually evaluates and pursues exploitation opportunities, including workover and recompletion projects. The Company expects it will expend approximately $2 million annually on these projects. The Company may devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities by drilling on undeveloped acreage in areas in proximity to producing properties.

             .    Maintain Low Cost Operations. The Company seeks to maintain low operating and general and administrative expenses per Mcfe through strategic acquisitions in the geographic areas where the Company has existing operations, by operating a major portion of its producing properties and by using contract personnel to assist with the exploitation and development of producing properties. The Company is able to directly control operating and drilling costs as the operator of wells comprising 69% of the PV-10 value of its pro forma proved reserves as of June 30, 1997. In addition, the Company has been able to reduce per unit operating costs by eliminating unnecessary field and corporate overhead costs and by divesting marginal and non-strategic properties with limited development potential. Through its efforts, the Company has reduced lease operating expenses 43% from $1.29 per Mcfe of production in 1995 on a historical basis to $0.74 per Mcfe for the six months ended June 30, 1997, on a pro forma basis. Further, the Company has decreased general and administrative expenses per Mcfe of production 81 % from $1.15 per Mcfe to $0.22 per Mcfe over the same periods.


                              RECENT ACQUISITIONS

        Since the beginning of 1997 through September 9, 1997, the Company has completed seven acquisitions of oil and gas properties at a total cost of $59.9 million.

        The HS Acquisition. On June 30, 1997, the Company entered into an agreement with two affiliates of HS Resources, Inc. ("HS") to acquire various working interests in a total of approximately 250 oil and gas producing wells located in New Mexico and Oklahoma (the "HS Acquisition"). This acquisition was
completed on September 9, 1997 with an effective date of July 1, 1997.    The
purchase price for the properties (the "HS Properties") was $27.5 million, or $0.54 per Mcfe, plus the transfer of certain producing properties owned by the Company having a value of less than $1.0 million, subject to closing adjustments. The HS Acquisition added approximately 50.6 Bcfe of net proved reserves with a PV-10 of approximately $35.6 million to the Company's reserves as of June 30, 1997. The New Mexico properties acquired from HS consist of working interests in approximately 100 wells located in four fields in Chaves and Eddy counties in the Delaware/Permian basin. The Company operates 92 of these wells. The Company has identified 37 proved development drilling locations on these properties, as well as a number of behind pipe recompletion projects which it presently intends to pursue in 1998. The Oklahoma properties acquired from HS consist of working interests in approximately 150 wells located in various fields in the Anadarko Basin where the Company has existing operations. The Company operates 50 of these wells.

     The Springer Field Acquisition. In February 1997, the Company acquired from three sellers for an aggregate purchase price of approximately $15.7 million (the "Springer Field Acquisition") non-operated interests in 13 oil and gas wells located in Carter County, Oklahoma and an approximately 55% interest in a related natural gas gathering and transportation system (the "Sycamore System"). The Springer Field Acquisition added 22.9 Bcfe of net proved reserves with a PV-10 of approximately $19.6 million as of June 30, 1997.

     The 1997 Horizon Acquisition. The Company also acquired in February 1997, from Horizon Gas Partners, L.P. and an affiliate (collectively, "Horizon"), various working and royalty interests in approximately 100 oil and gas wells located in Major and Blaine counties of Oklahoma for $10.0 million (the "1997 Horizon Acquisition"). The 1997 Horizon Acquisition added approximately 13.8 Bcfe of net proved reserves with a PV-10 of approximately $11.3 million to the Company's reserves as of June 30, 1997.

    The Fina Acquisition. In May 1997, the Company purchased from Fina Oil and Chemical Company ("Fina") various working interests in 20 oil and gas wells located in Beaver County, Oklahoma and Clark County, Kansas (the "Fina Acquisition"). The purchase price was $3.3 million after reflecting closing adjustments. The Company operates all 20 producing wells. The Fina Acquisition added approximately 7.8 Bcfe of net proved reserves with a PV-10 of approximately $6.6 million to the Company's reserves as of June 30, 1997.

     The Kerr-McGee Acquisition. In August 1997, the Company acquired from Kerr-McGee Corporation ("Kerr-McGee") various working interests and royalty interests in 162 wells located in Canadian and Grady Counties, Oklahoma for $3.6 million in cash. The Company is the operator of 16 of these wells. The Kerr-McGee Acquisition added approximately 7.1 Bcfe of net proved reserves with a PV-10 of approximately $4.6 million to the Company's reserves as of June 30, 1997.

     Collectively, the Springer Field Acquisition, the 1997 Horizon Acquisition, the Fina Acquisition and the Kerr-McGee Acquisition are referred to herein as the "1997 Acquisitions." Unless otherwise indicated, all financial and quantitative information provided in this Prospectus on a "pro forma" basis gives effect, on the date and for the periods indicated, to the acquisitions effected by the Company during 1996 and 1997, including the HS Acquisition, and the completion of the Offering and application of the estimated net proceeds therefrom.

                                 RISK FACTORS

     In addition to the other information set forth elsewhere in this Prospectus, the following factors relating to the Company should be considered by prospective investors when evaluating an investment in the securities offered hereby.

SUBSTANTIAL INDEBTEDNESS

     At June 30, 1997, on a pro forma basis, after giving effect to the HS Acquisition and the Offering and the application of the proceeds therefrom, the Company and its subsidiaries would have had $100.0 million (less a $1.2 million original issue discount) of indebtedness as compared to the Company's stockholders' equity of $15.7 million. This level of indebtedness may pose substantial risks to holders of the Company's securities, including the possibility that the Company might not generate sufficient cash flow to pay the principal of and interest on the Notes and its other obligations. If the Company is unsuccessful in increasing its proved reserves or realizing production from its proved undeveloped reserves, the future net revenue from existing proved reserves may not be sufficient to pay the principal of and interest on the Notes in accordance with their terms. Such indebtedness may also adversely affect the Company's ability to finance its future operations and capital needs and may limit its ability to pursue other business opportunities.

VOLATILITY OF OIL AND NATURAL GAS PRICES AND MARKETS

     The Company's profitability, cash flow and ability to service debt, will be substantially dependent on prevailing prices for oil and natural gas. The amounts of and prices obtainable for the Company's oil and natural gas production will be affected by market factors beyond the Company's control.
Such factors include the extent of domestic production, the level of imports of foreign oil and natural gas, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil producing regions, and variations in governmental regulations and tax laws or the imposition of new governmental requirements upon the oil and natural gas industry. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. A substantial and prolonged decline in oil and natural gas prices could have a material adverse effect upon the Company, including the inability of the Company to fund planned operations and capital expenditures, write-downs of the carrying value of its oil and natural gas properties, and the Company's inability to meet debt service requirements resulting in defaults under bank loans. In addition, the marketability of the Company's production will depend in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities.

     The historical production revenues of the Company include the effect of significant gas hedging transactions. In the second half of 1996, approximately 45% of the Company's gas production was subject to price hedging transactions. As of June 30, 1997 the Company had price hedging positions with respect to 15.0 Mmcf per day of natural gas production, all of which expire in 1997. Certain of these hedge positions have been required under the terms of the Company's Credit Facility (as defined herein). However, by virtue of the amendment to the Credit Facility, the Company is no longer required to maintain price hedge positions under the Amended Credit Facility. See "Description of Amended Credit Facility." While the Company may in the future continue to hedge a portion of its production against price changes, a reduction in hedging activity will subject the Company to more significant fluctuation in production revenues resulting from price volatility.

ABILITY TO MANAGE GROWTH

     Although individual members of management have significant experience in the oil and gas industry, the Company has been engaged in the oil and gas business for less than three years. The Company's oil and gas operations to date have focused on the acquisition of producing, oil and gas properties. Development activity has been limited to the drilling of two development wells through the first quarter of 1997. The Company's business plan and reserve reports include the drilling of 52 development wells over the eighteen months following June 30, 1997. While the Company believes that it can manage its continued acquisition and expanded development activities with the use of current employees and outside contractors and consultants, the dramatic increase in Company operations may require the addition of personnel in the future. The increased scope of operations will present challenges to the Company due to increased management time and resources required.

REPLACEMENT OF RESERVES

     The Company's success will be substantially dependent on its ability to replace and expand its oil and natural gas reserves through the acquisition of producing properties and exploitation and development of oil and natural gas reserves, which activities involve substantial risks. Without successful acquisition or drilling ventures, the Company will be unable to replace the reserves being depleted by production, and its assets and revenues, including the reserves, will decline. There can be no assurance that the Company's acquisition and development activities will result in the replacement of, or additions to, the Company's reserves. Similarly, there can be no assurance that the Company will have sufficient capital to engage in its acquisition or development activities. Successful acquisition of producing properties generally requires accurate assessments of recoverable reserves, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact, and as estimates their accuracy is inherently uncertain.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES; SIGNIFICANT UNDEVELOPED RESERVES

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve information set forth in this Prospectus represents estimates based on reports prepared by the Company's independent petroleum engineers, as well as internally generated reports. Petroleum engineering is not an exact science. Information relating to proved oil and natural gas reserves is based upon engineering estimates derived after analysis of information furnished by the Company or the operator of the property. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. Oil and gas prices, which fluctuate over time, may also affect proved reserve estimates. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. Approximately 32% of the Company's pro forma estimated proved reserves as of June 30, 1997 are classified as undeveloped. Either inaccuracies in estimates of proved undeveloped reserves or the inability to fund development could result in substantially reduced reserves. In addition, the timing of receipt of estimated future net revenues from proved undeveloped reserves will be dependent upon the timing and implementation of drilling and development activities estimated by the Company for purposes of the reserve report.

FUTURE CAPITAL REQUIREMENTS

     The Company has made, and will continue to make, substantial capital expenditures for acquisition, development and production of oil and natural gas reserves, particularly since a substantial portion of the proved reserves of the Company consist of proved undeveloped reserves, which require substantial capital expenditures to prove and develop. The Company has budgeted capital expenditures of approximately $6.5 million for the six months ending December 31, 1997 and approximately $11.3 million for the year ending December 31, 1998. The Company is not contractually committed to expend these funds. The Company currently expects that available cash, cash flows from operations, proceeds from the Offering, available borrowings under the Amended Credit Facility and sales of certain oil and gas properties will be sufficient to fund planned capital expenditures for its existing properties through 1997 and 1998. However, the Company may need to raise additional capital to fund acquisitions and the development thereof which may not be available to the Company in the future.

     The Company may seek additional capital, if required, from traditional reserve base borrowing, equity and debt offerings or joint ventures to further develop and exploit its properties and to acquire additional properties, subject to the limitations contained in the Indenture pursuant to which the Notes were issued (the "Indenture") and the Amended Credit Facility. In this regard, it is expected that the limitations under the Indenture will restrict borrowings under the Amended Credit Facility to $30 million for the foreseeable future. The Company's ability to access additional capital will depend on its continued success in developing its oil and natural gas reserves and the status of the capital markets at the time such capital is sought. Accordingly, there can be no assurance that capital will be available to the Company from any source or that, if available, it will be at prices or on terms acceptable to the Company. Should the Company be unable to access the capital markets or should sufficient capital not be available, the development and exploitation of the Company's properties could be delayed or reduced and, accordingly, oil and natural gas revenues and operating results may be adversely affected.

RELIANCE ON KEY PERSONNEL

     The Company is dependent upon the services of its Chief Executive Officer and President, Michael Paulk, and Vice President of Corporate Development, John Rainwater. The loss of their services could have a material adverse effect upon the Company. The Company has entered into employment agreements with each of Messrs. Paulk and Rainwater expiring on December 31, 1999. The Company has obtained a policy of life insurance on Mr. Paulk in the amount of $1.0 million naming the Company as beneficiary.

RESTRICTIONS IMPOSED BY LENDERS

     The instruments governing the indebtedness of the Company impose significant operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions could also limit the ability of the Company to effect future financings, make needed capital expenditures, withstand a future downturn in the Company's business or the economy in general, or otherwise conduct necessary corporate activities. A failure by the Company to comply with these restrictions could lead to a default under the terms of such indebtedness and the Notes. In the event of default, the holders of such indebtedness could elect to declare all of the funds borrowed pursuant thereto to be due and payable together with accrued and unpaid interest. In such event, there can be no assurance that the Company would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are favorable or acceptable to the Company. In addition, the Company's indebtedness under the Amended Credit Facility is secured by substantially all of the assets of the Company. The pledge of such collateral to existing lenders could impair the Company's ability to obtain favorable financing. A default under the Amended Credit Facility or the Notes could lead to the complete loss of an investors investment in securities of the Company.

LACK OF PUBLIC MARKET FOR THE WARRANTS

     Prior to the date of this Prospectus, there has been no public market for the Warrants and the Company has no present plans to apply to list the Warrants on the Nasdaq SmallCap Market or other computerized trading system or national securities exchange. Accordingly, holders of Warrants may be unable to find a ready market for their Warrants and there may be an absence of available quotations from brokers willing to purchase and sell Warrants.

OPERATING HAZARDS AND UNINSURED RISKS

     In addition to the substantial risk that wells drilled will not be productive, hazards such as unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, pollution and other physical and environmental risks are inherent in oil and natural gas exploration and production. These hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. The Company carries insurance which it believes is in accordance with customary industry practices, but, as is common in the oil and natural gas industry, the Company does not fully insure against all risks associated with its business either because such insurance is not available or because the cost thereof is considered prohibitive.

GOVERNMENTAL REGULATION

     The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and natural gas and the release of material into the environment or otherwise relating to protection of the environment. In particular, the Company's oil and natural gas exploration, development and production, and its activities in connection with storage and transportation of liquid hydrocarbons are subject to stringent environmental regulation by governmental authorities. Such regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities.

     Although the Company believes that its operations are in general compliance with all such laws and regulations, including applicable environmental laws and regulations, risks of substantial costs and liabilities are inherent in oil and natural gas operations, and there can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from the Company's operations, could result in substantial costs and liabilities in the future.

COMPETITION

     The oil and natural gas industry is highly competitive. The Company will compete in acquisitions and the development, production and marketing of oil and natural gas with major oil companies, other independent oil and natural gas concerns, and individual producers and operators. Many of these competitors have substantially greater financial and other resources than the Company. Furthermore, the oil and natural gas industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers.



                   CAUTIONARY STATEMENT FOR PURPOSES OF THE
                          "SAFE HARBOR" PROVISIONS OF
             THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     With the exception of historical matters, the matters discussed in this Prospectus are "forward-looking statements" as defined under the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements under the following headings: "The Company - Business Strategy," "Risk Factors;" "- Ability to Manage Growth;" "- Future Capital Requirements," "- Uncertainty of Estimates of Reserves and Future Net Revenues; Significant Undeveloped Reserves," "- Replacement of Reserves," and "- Volatility of Oil and Natural Gas Prices and Markets." Such forward-looking statements relate to the Company's capital requirements, business strategy, ability to attain and maintain profitability and cash flow, dependence upon the acquisition of and ability to acquire additional oil and gas properties or entering into joint oil and gas well development arrangements, access to debt and equity capital and availability of joint venture development arrangements, estimates as to its needs for additional capital and the times at which such additional capital will be required, expectations as to the sources of this capital and funds, ability to successfully implement its business strategy, ability to identify and integrate successfully any additional producing oil and gas properties it acquires and whether such properties can be operated profitably, ability to maintain compliance with covenants of its various loan documents and other agreements pursuant to which securities have been issued, ability to borrow funds or maintain levels of borrowing availability under credit arrangements, statements about proved reserves or borrowing availability based on proved reserves and future net cash flows and the present value thereof and Supplementary Oil and Gas Information in Note 10 to Notes to Consolidated Financial Statements. The Company cautions readers that various risk factors described in this Prospectus (see "Risk Factors") could cause the Company's operating results to differ materially from those expressed in any forward-looking statements made by the Company and could adversely affect the Company's ability to pursue its business strategy and repay the Notes.

                                CAPITALIZATION

     The following table sets forth the cash and cash equivalents and the capitalization of the Company at June 30, 1997 on a historical basis and on pro forma basis giving effect to the Kerr-McGee Acquisition, the HS Acquisition and the Offering and the application of the estimated net proceeds therefrom. The historical data should be read in conjunction with the historical financial statements of the Company incorporated herein by reference. The pro forma data has been prepared on the basis described in the Pro Forma Combined Condensed Financial Statements incorporated by reference herein.


                                                                                      As of June 30, 1997
                                                                            Historical                  Pro Forma
-----------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)
                                                          -------------------------------------------------------
Cash and cash equivalents                                                    $    304                    $ 15,727
                                                                             ========                    ========

Total debt, including current portion/(1)/:
     Credit Facility/(2)/                                                    $ 44,596                          --
     Amended Credit Facility/(3)/                                                  --                          --
     12 1/4% Senior Notes due 2004/(4)/                                            --                    $ 98,810
     Other debt                                                                 4,500                          --
                                                                             --------                    --------
           Total debt                                                          49,096                      98,810

Stockholders' equity/(5)/:
     Preferred Stock, $.05 par value, 500,000 shares
      authorized, 4,490 shares 7 1/2% Cumulative
      Convertible Preferred Stock issued and outstanding                            1                           1

     Common Stock, $.01 par value, 100,000,000 shares
      authorized, 13,606,511 shares issued and outstanding                        136                         136
     Additional paid-in capital                                                34,726                      35,916
     Deficit                                                                  (19,560)                    (20,370)
                                                                             --------                    --------
           Total stockholders' equity                                          15,303                      15,683
                                                                             --------                    --------
           Total capitalization                                              $ 64,399                    $114,493
                                                                             ========                    ========

_________________________

(1) Includes the following current portions of long-term debt: Historical, $19.3 million; Pro Forma, $0 million.
(2) Subsequent to June 30, 1997, the Company borrowed an additional aggregate of approximately $3.9 million under the Credit Facility the proceeds from which were used to pay the purchase price for the Kerr-McGee Acquisition and drilling activities.
(3) For further discussion, see "Description of Amended Credit Facility" included elsewhere herein
(4)  Net of $1.2 million original issue discount.
(5)  Excludes (i) the Common Stock issuable upon the exercise of the Warrants,
     (ii) 9,004,531 shares of Common Stock, subject to anti-dilution adjustments, issuable upon the exercise of other outstanding warrants, and
     (iii) 1,555,000 shares issuable upon the exercise of outstanding options held by employees, officers and directors. See "Description of Capital Stock."

                 PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY

     The Company's Common Stock is quoted on the NASDAQ SmallCap Market under the symbol GOTH. The following table sets forth the high and low bid quotations on the NASDAQ SmallCap Market for the Company's Common Stock by calendar quarter for the period January 1, 1995 through September 30, 1997.

CALENDAR QUARTER                            BID
                                    HIGH            LOW
---------------------------------------------------------

1995
----
First Quarter                       2-3/8           1-7/8
Second Quarter                      2-1/2           1-3/4
Third Quarter                           2           1-3/8
Fourth Quarter                          2           1-1/4

1996
----

First Quarter                       2-3/4          1-9/16
Second Quarter                          3           2-1/4
Third Quarter                       2-3/4               2
Fourth Quarter                      13/16           2-1/8

1997
----

First Quarter                           3           2-3/8
Second Quarter                      2-1/2           1-3/4
Third Quarter                       11/16           1-7/8

     The foregoing amounts, represent inter-dealer quotations without adjustment for retail markups, markdowns or commissions and do not represent the prices of actual transactions. On October _____, 1997, the closing bid quotations for the Common Stock, as reported on the NASDAQ SmallCap Market, was $__________.

     As of September 2, 1997, the Company had approximately 90 shareholders of record and believes that it has in excess of 500 beneficial holders. The Company has never paid a cash dividend on its Common Stock and management has no present intention of commencing to pay dividends on its Common Stock.

     The Company is an Oklahoma corporation incorporated on October 11, 1996. The Company's predecessor was incorporated on November 19, 1985 under the laws of the State of New Jersey and was thereafter reincorporated as a Delaware corporation on June 23, 1994. On October 22, 1996, the Company was reincorporated as an Oklahoma corporation by merger of the Delaware predecessor into the Oklahoma corporation. The Company's principal office is at 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105, and its telephone number is
(918) 749-5666.


                                USE OF PROCEEDS

     This Prospectus relates solely to the securities being offered and sold for the account of the Selling Securityholders. The Company will not receive any of the proceeds from the sale of the securities being offered by the Selling Securityholders but will pay all expenses related to the registration of the securities. The proceeds, if any, received from the exercise of any Warrants included among the Securities will be used for general corporate purposes. If all the Warrants were exercised, the Company would receive proceeds of $4,200,000. There can be no assurance that any of such Warrants will be exercised. See "Selling Securityholders."



                    DESCRIPTION OF AMENDED CREDIT FACILITY

     The following summary of the Amended Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable agreements. The Company and Banc One, Texas, NA ("Banc One") entered into an Amended Credit Facility on September 9, 1997. The Amended Credit Facility consists of a revolving line of credit, with an initial Borrowing Base of $30 million. Borrowings under the Amended Credit Facility initially will be limited to being available for the acquisition, development and exploitation of producing oil and gas properties. The Borrowing Base will be redetermined at least semi-annually and the initial redetermination is scheduled for April 1, 1998. The principal is due at maturity, January 30, 1999. Interest is payable monthly calculated at the Bank One Base Rate, as determined from time to time by Bank One. The Company may elect to calculate interest under a London Interbank Offered Rate ("LIBOR") plus 2.0% (or up to 2.5% in the event the loan balance is greater than 75% of the Borrowing Base).

     The Company is to pay an unused commitment fee on the unused portion of the Borrowing Base equal to 1/2 of 1% per annum.

     Under the Amended Credit Facility, Bank One holds liens on substantially all of the Company's oil and natural gas properties, whether currently owned or hereafter acquired. The Amended Credit Facility requires, among other things, semi-annual engineering reports covering oil and natural gas properties. The Company is subject to the continuing compliance with a number of financial and other covenants.

     The amount of borrowings available to the Company under the Amended Credit Facility will depend upon the determination of the Company's Borrowing Base by the Bank. The Borrowing Base is subject to periodic redetermination, at the discretion of the Bank, based on a review of Company reserve and other information. A reduction in the Borrowing Base could require the Company to repay outstanding indebtedness under the Amended Credit Facility in excess of the redetermined Borrowing Base, and would limit available borrowings thereunder.

     The Amended Credit Facility includes other covenants prohibiting cash dividends, distributions, loans or advances to third parties, except that cash dividends on Preferred Stock will be allowed so long as no event of default exists or would exist as a result of the payment thereof. In addition, if the Company is required to purchase or redeem any portion of the Notes, or if any portion of the Notes become due, the Borrowing Base is subject to reduction.

                            SELLING SECURITYHOLDERS

     The following table sets forth the aggregate numbers of securities beneficially owned by each Selling Securityholder as of October 21, 1997 and the aggregate number of securities registered hereby that each Selling Securityholder may offer and sell pursuant to this Prospectus. Because the Selling Securityholders may sell all or a portion of the securities at any time and from time to time after the date hereof, no estimate can be made of the number of shares of Common Stock and Warrants that each Selling Securityholder may retain upon the completion of the sale of the securities pursuant to this Prospectus. The Securities have been included in this Prospectus pursuant to contractual rights granted to the Selling Securityholders in the Registration Rights Agreement to have their Securities registered under the Securities Act, which contractual rights contain, with respect to certain of the Selling Securityholders, mutual indemnification provisions.


----------------------------------------------------------------------------------------------------
                                        Securities Owned Prior to   Total Number of Securities to be
                                              this Offering                   Offered for
                                                                         Selling Securityholders'
                                                                                 Account
----------------------------------------------------------------------------------------------------
                                       Common Stock                    Common Stock
                                         Purchase                        Purchase
Name of Selling Securityholder           Warrants      Common Stock      Warrants      Common Stock
----------------------------------------------------------------------------------------------------
Oppenheimer Management Corporation      1,085,070       1,085,070       1,085,070       1,085,070

Alliance Capital Corporation              133,000         133,000         133,000         133,000

Standard Bank London                       42,000          42,000          42,000          42,000

Mackenzie: Universal World
     Income RRSP Fund                      42,000          42,000          42,000          42,000

Inst/High Yield                            28,000          28,000          28,000          28,000

Prospect Street High
     Income Portfolio                      28,000          28,000          28,000          28,000

Texas Commerce Bank, N.A.                  21,000          21,000          21,000          21,000

Mackenzie: Universal World
     Balanced RRSP Fund                    14,000          14,000          14,000          14,000

Morgan Stanley & Co.
     Incorporated                           6,230           6,230           6,230           6,230

Jefferies & Co. Inc.                          700             700             700             700
                                        ---------       ---------       ---------       ---------
                                        1,400,000       1,400,000       1,400,000       1,400,000



                             PLAN OF DISTRIBUTION

     The Selling Securityholders may sell or distribute some or all of the Common Stock and Warrants from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve block transactions) on the Nasdaq SmallCap Market or in privately negotiated transactions (including sales pursuant to pledges), or in a combination of such transactions. Such transactions may be effected by the Selling Securityholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholder (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved.

     The Selling Securityholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Securityholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Securityholder and any other Selling Securityholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the Securities.

     Under applicable rules and regulations currently in effect under the Exchange Act, any person engaged in a distribution of any of the shares of Common Stock or Warrants may not simultaneously engage in market activities with respect to the Common Stock or Warrants for a period of [nine business days] prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securtityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M thereunder, which provisions may limit the timing of purchases and sales of any of the shares of Common Stock or Warrants by the Selling Securityholders. All of the foregoing may affect the marketability of the Common Stock or Warrants.

     The Company will pay substantially all of the expenses incident to this offering of the Securities by the Selling Securityholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. Each Selling Securityholder may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the Securities against certain liabilities, including liabilities arising under the Securities Act.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

     Under its Certificate of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 100,500,000 consisting of 500,000 shares of preferred stock, par value $.05 per share, and 100,000,000 shares of common stock, $.01 par value.


PREFERRED STOCK

     Up to 500,000 shares of preferred stock, par value $.05 per share, may be issued from time to time in one or more series. The Board of Directors, without further approval of the stockholders, is authorized to fix the rights and terms relating to dividends, conversion, voting, redemption, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of the Company. As of September 30, 1997, the Company has no shares of preferred stock outstanding and has no present plans to issue any shares of Preferred Stock.


COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of Directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series ("Preferred Stock Designation"), the holders of such shares exclusively possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of common stock outstanding are fully paid and non-assessable and the holders thereof have no preemptive rights.

COMMON STOCK PURCHASE WARRANTS

     The Warrants

     General.  The Warrants were issued pursuant to a Warrant Agreement (the
     -------
"Warrant Agreement"), dated as of September 9, 1997, between the Company and American Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent). The Warrants are exercisable at a price of $3.00 per share, payable in cash or by surrender of Warrant Shares having a current market value equal to the exercise price, and will expire on September 1, 2004 (the "Warrant Expiration Date"). The Warrants entitle the holders thereof to purchase in the aggregate 1,400,000 shares of Common Stock. The holders of the Warrants (the "Warrantholders") are entitled to exercise all or a portion of their Warrants at any time after the Separation Date, and on or prior to the Warrant Expiration Date at which time all unexercised Warrants will expire. This summary does not purport to be a complete description of the Warrants or the Warrant Agreement and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Warrants and the Warrant Agreement (including the definitions contained therein).

     Merger or Liquidation of Company.  In the event of any merger,
     --------------------------------
consolidation or other combination of the Company with another entity, provision must be made for Warrantholders to receive, upon the exercise of Warrants, and in lieu of Warrant Shares, such securities or assets as would be issued or paid in respect of shares of Common Stock upon such merger, consolidation or other combination. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, upon the exercise of such Warrants, each Warrantholder shall be entitled to share, with respect to the Warrant Shares issuable upon exercise of his Warrants, equally and ratably in any cash or non-cash distributions payable to holders of Common Stock of the Company. Warrantholders will not be entitled to receive payment of any such distribution until payment of the exercise price is made, and the Warrant is surrendered, to the Warrant Agent in accordance with the terms of provisions of the Warrant Agreement.

     Anti-Dilution Adjustments.  The number of Warrant Shares issuable upon
     -------------------------
exercise of a Warrant will be adjusted upon the occurrence of certain events including, without limitation, the payment of a dividend on, or the making of any distribution in respect of, capital stock of the Company, payment of which is made in (a) shares of the Company's capital stock (including Common Stock),
(b) options, warrants or rights to purchase, or securities convertible into or exchangeable or exercisable for, shares of Common Stock or other securities or property of the Company at an exercise price below fair market value, or (c) evidences of indebtedness or assets of the Company. An adjustment will also be made in the event of a combination, subdivision or reclassification of the Common Stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur.

     Amendment.  From time to time, the Company and the Warrant Agent, without
     ---------
the consent of the Warrantholders, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or adding to the covenants and agreements of the Company or surrendering any of the Company's rights or powers under the Agreement, provided that any such change does not materially adversely affect the rights of any Warrantholder. Any amendment or supplement to the Warrant Agreement that has a material adverse effect on the interests of the Warrantholders will require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each Warrantholder affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of Common Stock purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

     Reports.  Within 15 days after the Company files them with the Commission,
     -------
the Company will deliver to the Warrant Agent and make available to the Warrantholders upon request to the Company, copies of its annual and quarterly reports and of the information, documents and reports which the Company or any Subsidiary is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. At any time that the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission and provide to the Warrant Agent and the Warrantholders such annual and quarterly reports and such information and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. The Company will also make such reports available to prospective purchasers of the Warrants and Warrant Shares, securities analysts and broker-dealers upon their request.

     Form of Warrants.  Prior to the Separation Date, the Warrants are evidenced
     ----------------
by the Notes. After the Separation Date, Warrants will be evidenced by a Warrant certificate, which will be issued to holders of record of the Notes as of the Separation Date, in the event the Notes represent ownership of Warrants on such date.

     Miscellaneous.  The Warrant Agreement also obligates the Company to comply
     -------------
with the terms, covenants and conditions contained in the Indenture. The Warrant will not entitle the holder thereof to any of the rights of a holder of capital stock of the Company, including, without limitation, the right to vote at or receive notice of meetings of the stockholders or the Company, except that Warrantholders will be entitled to receive any cash dividends or other cash distributions paid in respect of the Common Stock on the basis of the number of Warrant Shares issuable upon the exercise of their Warrants.

1996 PUBLIC OFFERING WARRANTS

     In January 1996, the Company issued in an underwritten public offering of its securities an aggregate of 690,000 common stock purchase warrants (the "1996 Public Offering Warrants"). Each 1996 Public Offering Warrant entitles the registered holder to purchase one share of Common Stock at a price of $2.40 per share, subject to adjustment in certain circumstances, through January 30, 2001.

     The 1996 Public Offering Warrants are redeemable by the Company, at the option of the Company, with the prior consent of Gaines Berland, Inc. at a price of $0.01 per 1996 Public Offering Warrant at any time after the 1996 Public Offering Warrants become exercisable, upon not less than 15 business days' prior written notice, provided that the last sales price of the Common Stock equals or exceeds 200% of the then-exercise price of the 1996 Public Offering Warrants (the "Redemption Threshold") for the 20 consecutive trading days ending on the third day prior to the notice of redemption to warrantholders. The warrantholders have the right to exercise the 1996 Public Offering Warrants until the close of business on the date fixed for redemption.

     The 1996 Public Offering Warrants were issued in registered form under a Warrant Agreement between the Company and American Stock Transfer & Trust Company as Warrant Agent dated January 24, 1996. The exercise price, number of shares of Common Stock issuable on exercise of the 1996 Public Offering Warrants and Redemption Threshold are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of the Company. However, the 1996 Public Offering Warrants are not subject to adjustment for issuance of Common Stock at a price below their exercise price.

     The 1996 Public Offering Warrants may be exercised upon surrender of the Warrant Certificate representing the 1996 Public Offering Warrants on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant Certificate completed and executed as indicated, accompanied by full payment of the exercise price (by certified check, payable to the Company) for the number of 1996 Public Offering Warrants being exercised. The warrantholders do not have the rights or privileges of holders of Common Stock.

     No 1996 Public Offering Warrants will be exercisable unless at the time of exercise the Company has filed with the Securities and Exchange Commission a current prospectus covering the shares of Common Stock issuable upon exercise of such 1996 Public Offering Warrants and such shares have been registered or qualified or are exempt from the securities laws of the state of residence of the holder of such 1996 Public Offering Warrants.

     No fractional shares will be issued upon exercise of the 1996 Public Offering Warrants. The Company will pay to such warrantholder, in lieu of the issuance of any fractional share which is otherwise issuable to such warrantholder, an amount in cash based on the market value of the Common Stock on the last trading day prior to the exercise date.

     Stratum Warrants

     Stratum Group, L.P. holds Warrants to purchase 1,000,000 shares of the Company's Common Stock (herein referred to as the "Stratum Warrants"). Each Stratum Warrant entitles the registered holder to purchase from time to time until the expiration of such warrants one (1) share of Common Stock at a price, as of February 28, 1997, of $3.19 per share. The Stratum Warrants expire at the close of business on June 2, 2000. The exercise price of the Stratum Warrants is subject to adjustment, under certain circumstances, including, among others, payment of a dividend or other distribution on the Company's Common Stock in shares of Common Stock, a subdivision or combination of outstanding shares of Common Stock or a reclassification of the Company's Common Stock. In addition, if the Company issues shares of Common Stock, or rights, options or warrants entitling any person to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share of Common Stock as of the issue date of such shares or rights, options or warrants, the exercise price in effect thereafter is adjusted to be an amount equal to the result determined by multiplying the exercise price in effect prior to such date by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the date of issuance of such shares or rights, option or warrants, plus the number of shares which the aggregate offering price of the total number of shares of Common Stock so offered would purchase at such current market price, and the denominator of which is the number of shares of Common Stock outstanding on the date of issuance of such shares or rights, options or warrants, plus the number of additional shares of Common Stock offered for subscription or purchase. Such adjustments are made, subject to certain limitations, for each such issuance during the term of the Stratum Warrants.
Any consideration received for Common Stock, rights, options and warrants is taken into effect in determining the price at which such shares are issuable or the options, warrants and rights are exercisable. For the purposes of such adjustment, the issuance of rights, options or warrants to subscribe for or purchase securities convertible into Common Stock is deemed to be the issuance of rights, options or warrants to purchase the shares of Common Stock into which such securities are convertible at an aggregate offering price equal to the aggregate offering price for such securities, plus the minimum aggregate amount payable upon conversion of such securities into shares of Common Stock. For purposes of computing the current market price, such price is deemed to be the average of the daily closing prices for thirty (30) consecutive trading days preceding the day in question. In the event such rights, options, warrants or conversion or exchange privileges expire without having been exercised, the exercise price and number of shares issuable is readjusted.

     In the event of a consolidation, or merger of the Company, subject to certain exceptions, or sale or transfer of all or substantially all the assets of the Company, the holder of a Stratum Warrant has the right to thereafter exercise such warrants for the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock for which the Stratum Warrants may have been exercised immediately prior thereto.

     Gaines Berland Warrants

     Gaines, Berland Inc. holds a Warrant to purchase 200,000 shares of Common Stock issued as a fee in connection with the Comstock Acquisition (herein referred to as the "Gaines Berland Warrant"). The Gaines Berland Warrant entitles the holder to purchase up to 200,000 shares of the Company's Common Stock at an exercise price of $2.25 per share. Such Warrant expires on August 19, 2001. The exercise price and number of shares of Common Stock issuable on exercise are subject to adjustment in certain circumstances, including in the event of stock dividends, recapitalizations, reclassifications, split-ups, combinations, mergers or consolidations of the Company. The exercise price of the Gaines Berland Warrant is not subject to adjustment for issuances of Common Stock at less than its exercise price or market price.

     In lieu of payment of the exercise price in cash, the holder of a Gaines Berland Warrant has the right to convert such Warrant, in whole or in part, into shares of Common Stock. Upon exercise of such right, the Company will issue to the holder a number of shares of Common Stock equal to the quotient obtained by dividing the value (as defined) of the portion of the warrant being exchanged by the exercise price. The value is determined by subtracting the exercise price multiplied by the number of shares of Common Stock being converted from the market price for the Company's Common Stock multiplied by the number of shares being converted.



                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by William S. Clarke, P.A., 457 North Harrison Street, Suite 103, Princeton, New Jersey 08540.

                        INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheet of the Company as of December 31, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 1996, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedule of gross revenues and direct lease operating expenses of the HS Properties for the years ended December 31, 1996 and 1995 incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedules of gross revenues and direct operating expenses of the Norse and Horizon Properties for the year ended December 31, 1996 incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedule of gross revenues and direct lease operating expenses of the Comstock Properties for the year ended December 31, 1995 incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information as of and for the periods ended March 31, 1997 and June 30, 1997, incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-QSB for the quarters ended March 31, 1997 and June 30, 1997, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

                                   GLOSSARY

     Wherever used herein, the following terms shall have the meanings specified.

     Bbl - One stock tank barrel, or 42 US gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf - One billion cubic feet.

     Bcfe - One billion cubic feet of natural gas equivalent.

     Behind Pipe - Hydrocarbons in a potentially producing horizon penetrated by a well bore the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the well bore. These hydrocarbons are classified as proved but non-producing reserves.

     Boe - Barrels of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

     Developed Acreage - Acres which are allocated or assignable to producing wells or wells capable of production.

     Development Well - A well drilled within the proved area of an oil and natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry Well - A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

     EBITDA - Earnings (excluding discontinued operations, extraordinary items, charges resulting from changes in accounting and significant non-recurring revenues and expenses) before interest expense, provision for (or benefit for) income taxes, depletion, depreciation and amortization expenses, and the provision for impairment of oil and natural gas properties. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. EBITDA information has been included in the Offering Memorandum because EBITDA is a measure used by certain investors in determining historical ability to service indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles as an indicator of operating performance or liquidity.

     Exploratory Well - A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

     Gross Acres or Gross Wells - The total acres or wells, as the case may be, in which a working interest is owned.

     Infill Well - A well drilled between known producing wells to better exploit the reservoir

     Mbbl - One thousand Bbl.

     Mmbbl - One million Bbl.

     Mboe - One thousand barrels of oil equivalent.

     Mcf - One thousand cubic feet.

     Mcfe - One thousand cubic feet of natural gas equivalent, using the ratio of one Bbl of crude oil to six Mcf of natural gas.

     Mmcf - One million cubic feet.

     Mmcfe - One million cubic feet of natural gas equivalent.

     Net Acres or Net Wells - The sum of the fractional working interests owned in gross acres or gross wells.

     NYMEX- New York Mercantile Exchange.

     Oil and Natural Gas Lease - An instrument by which a mineral fee owner grants to a lessee the right for a specific period of time to explore for oil and natural gas underlying the lands covered by the lease and the right to produce any oil and natural gas so discovered generally for so long as there is production in economic quantities from such lands.

     Overriding Royalty Interest - A fractional undivided interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production, in addition to the usual royalty paid to the owner, free of costs of production.

     PDNP - Proved developed, non-producing or behind the pipe reserves.

     Productive Well - A well that is producing oil or natural gas or that is capable of production.

     Proved Developed Reserves - Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Reserves - The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved Undeveloped Reserves or PUD - Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

     PV-10 - The discounted future net cash flows for proved oil and natural gas reserves computed on the same basis as the Standardized Measure, but without deducting income taxes, which is not in accordance with generally accepted accounting principles. PV-10 is an important financial measure for evaluating the relative significance of oil and natural gas properties and acquisitions, but should not be construed as an alternative to the SEC PV-10 (as determined in accordance with generally accepted accounting principles).

     Royalty Interest - An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

     SEC - Securities and Exchange Commission.

     Secondary Recovery - A method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

     SEC PV-10 - The estimated future net cash flows from proved oil and natural gas reserves computed using prices and costs. at the dates indicated, after income taxes and discounted at 10%.

     Undeveloped Acreage - Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

     Working Interest - The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration. development and operations and all risks in connection therewith

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the securities to be registered are as follows:


          Securities and Exchange          $ 1,273.00
            Commission Registration Fee

          Blue Sky Fees and Expenses       $   500.00

          Printing                         $   500.00

          Legal fees of Counsel
            for the Registrant             $ 2,500.00

          Accounting Fees                  $ 3,500.00

          Miscellaneous                    $ 1,727.00
                                           ----------

               TOTAL                       $10,000.00
                                           ==========



ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1031 of the Oklahoma General Corporation Act and Article VI of the Registrant's By-Laws provide for indemnification of present and former officers, directors, employees and agents.


                                  Part II - 1

ITEM 16:  EXHIBITS

     The information required by this Item 16 is set forth in the Index to Exhibits accompanying this Registration Statement and is incorporated herein by reference.



ITEM 17:  UNDERTAKINGS

     (a)  The small business issuer will:

          1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

               (iii) Include any additional or changed material information on the plan of distribution.

          2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions of the Oklahoma General Corporation Act, the Registrant's Articles of Incorporation, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer

                                  Part II - 2
will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference to this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The Registrant hereby undertakes to deliver, or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given the latest annual report to security holders that is incorporated by reference in the Prospectus and proxy or information statement furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                  Part II - 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tulsa, State of Oklahoma, on the 24/th/ day of October, 1997.


                              GOTHIC ENERGY CORPORATION



                         By:  /s/ Michael K. Paulk
                              -------------------------------------------------
                              Michael K. Paulk, President, Chief Executive
                                Officer and Chief Financial Officer

                                  Part II - 4

                           GOTHIC ENERGY CORPORATION

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each of the undersigned directors and officers of Gothic Energy Corporation, an Oklahoma corporation, which is filing a Registration Statement on Form S-3 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitutes and appoints Michael
K. Paulk and John L. Rainwater, and each of them, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments, including post-effective amendments, to the Registration Statement, including a Prospectus or an amended Prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ Michael K. Paulk          Director, President, Chief        October 24, 1997
------------------------        Executive Officer and Chief
Michael K. Paulk                Financial Officer
                                (Principal Executive
                                Officer and Principal
                                Financial Officer)


/s/ John J. Fleming           Director                          October 24, 1997
------------------------
John J. Fleming


/s/ John L. Rainwater         Director                          October 24, 1997
------------------------
John L. Rainwater


/s/ Morton A. Cohen           Director                          October 24, 1997
------------------------
Morton A. Cohen


/s/ Brian E. Bayley           Director                          October 24, 1997
------------------------
Brian E. Bayley

                                  Part II - 5

                           GOTHIC ENERGY CORPORATION

                      REGISTRATION STATEMENT ON FORM S-3

                               INDEX TO EXHIBITS


  Exhibit Number
-------------------

       3.1 Certificate of Incorporation of Gothic Energy Newco, Inc.("Gothic"), an Oklahoma corporation (filed as Exhibit
                     3.1 to the Registration Statement on Form S-4 filed October 14, 1997 (file number 333-37839)).

       3.2 Bylaws of Gothic (filed as Exhibit 3.2 to the Registration Statement on Form S-4 filed October 14, 1997 (file number 333-37839)).

       4.1 Warrant Agreement between the Company and American Stock Transfer & Trust Company, as Warrant Agent, dated as of September 9, 1997 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K for September 9, 1997).

       5.1           Opinion of William S. Clarke, P.A.

      10.1 Registration Rights Agreement dated September 9, 1997 among Gothic, Oppenheimer & Co., Inc., Banc One Capital Corporation an Paribas Corporation ( filed as Exhibit 10.1 to the Current Report on Form 8-K of Gothic for September 9, 1997).

      15.1 Letter from Coopers & Lybrand Regarding Unaudited Interim Financial Statements.

      23.1           Consent of Coopers & Lybrand.

      23.2           Consent of William S. Clarke, P.A. (included in Exhibit
                     5.1).

      24.1 Power of Attorney (included on the signature pages of this Registration Statement).